L'OREAL
International Financial Information Department

03 JAN 27 AM 7:21

23rd January, 2003

03003370

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (news release 2002 full year sales) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release 2002 sales announcement

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Very truly yours,

International Financial
Information Director

François ARCHAMBAULT

dlw 1/30

L'ORÉAL

L'Oréal S.A. -- File No 82-735

Clichy, Thursday 23rd January, 2003
7.30 am

NEWS RELEASE

L'ORÉAL

2002 SALES: UP 8.9% LIKE-FOR-LIKE

STRONG ANNUAL GROWTH CONFIRMED IN 4th QUARTER

The consolidated sales of L'OREAL at 31st December 2002 amounted to €14.3 billion.

Record year for growth in like-for-like terms

On a like-for-like basis (based on a constant group structure and exchange rates), the group's consolidated sales growth reached +8.9%.

As expected, like-for-like growth – already strong at the end of June – has improved. The year ended with figures in line with the group's expectations.

The exchange effect on the conversion of sales of foreign subsidiaries, which was negative at -2.5% over the first six months, became more pronounced at -4.8% for the whole of 2002.

The impact of changes in the scope of consolidation was low at -0.1%.

Sales growth based on consolidated figures was +4%.

The sales achieved by the two main **branches** are shown below:

	€ millions	Growth (as %)	
		Consolidated figures	Like-for-like
Cosmetics	13,952	+4.2%	+8.7%
Dermatology (1)	321	+9.9%	+17.8%

(1) Group share, i.e. 50%

Very strong 4th quarter growth

The group emphasises that the performance achieved in a particular quarter must be put into perspective and analysed in the context of the whole year.

Like-for-like growth in the fourth quarter was very strong at +10%. The exchange rates impact in the fourth quarter was negative at -8.1% and consolidated sales increased by +2.3%.

In the **cosmetics branch**, like-for-like growth was as follows:

Like-for-like cosmetics sales growth (as %)

	First 9 mths.	**4th quarter**	**Full year 2002**
By division			
Professional Products	+9.5	+8.4	+9.2
Consumer Products	+9.3	+9.4	+9.2
Luxury Products	+5.2	+10.8	+6.7
Active Cosmetics	+11.1	+9.0	+10.5
Cosmetics total	+8.4	+9.8	+8.7
By zone			
Western Europe	+6.1	+5.8	+6.1
North America	+4.2	+10.3	+5.6
Rest of the World	+23.1	+18.9	+21.8
Cosmetics total	+8.4	+9.8	+8.7

In Western Europe the growth rate was +6.1%, considerably higher than in previous years, with growth of +12% in the United Kingdom, +5% in France and +9% in Spain.

In North America growth reached +5.6% over the year as a whole, a level identical to 2001, despite the difficult economic environment.

In the Rest of the World, after two years of high growth, L'Oréal again achieved strong increases: +21.1% in Asia, +22.5% in Latin America and +30.3% in Eastern Europe.

L'Oréal achieved particularly high growth rates in the following countries: China (+61%), South Korea (+30%), Russia (+61%) and Brazil (+50%).

Innovation and internationalisation drive organic growth

The technological advances achieved by L'Oréal Research, backed up by a systematic policy of product innovation, enabled the group's brands to record some significant successes:

- Strengthened positions in core business segments. This was the case in skin care with Visible Results from L'Oréal Paris, the Garnier Skin Naturals line, Prodigy by Helena Rubinstein, Oligo 25 from Vichy and Effaclar K from La Roche-Posay; and in hair colourants with Feria Booster from L'Oréal Paris and Majirouge Mix + from L'Oréal Professionnel. In make-up Water Shine Diamonds helped make Water Shine the world's top-selling lipstick. The group's position in perfumes was also bolstered by Sensi from Giorgio Armani;
- Extended reach by moving into new sectors: one of the many examples is Biotherm's launch of the Skin Loving Colors make-up range, whose initial results are very promising;
- Brought new and younger consumers, with products such as Juicy Tubes lipstick from Lancôme;
- Responded to new consumer needs, with Elsève Liss Intense from L'Oréal Paris, and developed new types of service, with the Elasto Curl range by Kerastase and Sleek Look from Matrix.

Confidence about upcoming results

Mr Lindsay OWEN-JONES, L'Oréal Chairman and Chief Executive Officer, said: "The impact of currency fluctuations has been very adverse. But on the other hand the like-for-like sales growth rate was a pleasant surprise. Overall, these figures should enable us to confirm our estimates of results for the full year".

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33(0)1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution, or consult your usual newspapers or the Internet site dedicated tor shareholders and investors, ***http://www.loreal-finance.com****, or the mobile website for PDA: loreal-finance.com mobile edition, alternatively, call the phone number: +33 1 58 13 51 36.*

- L'OREAL – 41 rue Martre – 92117 CLICHY–France.